Hammerhead Energy Inc.

Consolidated Financial Statements

As at and for the Three and Nine Months Ended

September 30, 2023

Dated: November 6, 2023

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at
(Cdn$ thousands)	Note	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash		7,077	8,833
Accounts receivable	14	92,899	89,235
Prepaid expenses and deposits	14	10,999	4,564
Risk management contracts	17	5,144	19,293
Total current assets		116,119	121,925

Property, plant and equipment	5	1,856,806	1,644,199
Total assets		1,972,925	1,766,124

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14	128,844	135,547
Current portion of lease obligations	8	1,229	1,180
Risk management contracts	17	4,634	7,286
Total current liabilities		134,707	144,013

Bank debt	6	338,194	179,800
Term debt	7	-	78,932
Non-current portion of lease obligations	8	3,017	3,945
Warrant liability	10	-	21,971
Decommissioning obligations	9	23,366	23,115
Deferred tax liabilities		76,068	31,720
Total liabilities		575,352	483,496

SHAREHOLDERS' EQUITY
Common share capital	12	407,838	585,732
Preferred share capital	12	-	606,131
Contributed surplus		1,104,391	96,417
Deficit		(114,656)	(5,652)
Total shareholders' equity		1,397,573	1,282,628

Total liabilities and shareholders' equity		1,972,925	1,766,124

Commitments and contractual obligations	19

Subsequent event	20

See accompanying notes to the interim condensed consolidated financial statements (unaudited).

Approved by the Board of Directors,

(signed)	(signed)
Stewart Hanlon	Scott Sobie
Director and Audit Committee Chair	President and Chief Executive Officer

1 | Hammerhead Energy Inc.	Financial Statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT (LOSS) AND COMPREHENSIVE PROFIT (LOSS) (UNAUDITED)

		Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands, except per share amounts)	Note	2023	2022	2023	2022
REVENUE
Oil and gas revenue	15	234,090	206,518	622,216	645,968
Royalties		(26,249)	(31,728)	(67,746)	(81,653)
Oil and natural gas revenue, net of royalties		207,841	174,790	554,470	564,315

RISK MANAGEMENT CONTRACTS
Realized gain (loss) on risk management contracts	17	5,623	(28,307)	24,558	(93,575)
Unrealized (loss) gain on risk management contracts	17	(20,882)	44,774	(11,496)	4,455
		(15,259)	16,467	13,062	(89,120)
OTHER INCOME		192	380	797	2,560
		192,774	191,637	568,329	477,755
EXPENSES
Operating		29,593	26,212	93,209	79,789
Transportation		23,620	17,582	65,108	52,481
General and administrative		9,391	4,881	27,205	16,725
Transaction costs	4	-	16,021	9,061	16,021
Share-based compensation	13	2,732	1,055	9,980	8,942
Depletion, depreciation and impairment	5	59,720	35,802	167,295	108,766
Finance	16	10,045	6,221	25,440	18,150
Loss (gain) on foreign exchange		522	5,570	(2,805)	8,173
Loss on warrant revaluation	10	42,794	10,824	58,014	10,688
Listing expense	4	-	-	180,478	-
Loss on debt repayment		-	218	-	218
Total expenses		178,417	124,386	632,985	319,953
Net profit (loss) and comprehensive profit (loss) before income taxes		14,357	67,251	(64,656)	157,802

Deferred income tax expense		10,445	-	44,348	-
Net profit (loss) and comprehensive profit (loss)		3,912	67,251	(109,004)	157,802

Net profit (loss) per common share
Basic [1]		0.04	2.42	(1.44)	5.57
Diluted [1]		0.04	0.98	(1.44)	2.28

1 For the periods ended September 30, 2022, the Company's basic and diluted earnings per share is the net profit per common share of Hammerhead Resources Inc., and the weighted average common shares outstanding has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD (note 4).

See accompanying notes to the interim condensed consolidated financial statements (unaudited).

2 | Hammerhead Energy Inc.	Financial Statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended
(Cdn$ thousands)	Note	September 30, 2023	September 30, 2022

Common share capital
Balance, beginning of period		585,732	584,275
Common shares exchanged per DCRD business combination	4, 12	(585,732)	-
Issuance of HEI Common Shares per DCRD business combination	4, 12	585,732	-
Issuance for exchange of preferred shares	4, 12	606,131	-
Issuance for exercise of 2020 Warrants	4, 10	21,684	-
Issuance to DCRD shareholders	4, 12	109,597	-
Long-term retention program	4, 12, 13	5,793	-
Reduction in stated capital	12	(1,000,000)	-
Issuance for exercise of HEI Warrants	10, 12	72,776	-
Issuance for exercise of Legacy RSUs and Legacy Options	12	6,125	1,267
Balance, end of period		407,838	585,542

Preferred share capital
Balance, beginning of period		606,131	606,131
Exchange of preferred shares for HEI Common Shares	4, 12	(606,131)	-
Balance, end of period		-	606,131

Contributed surplus
Balance, beginning of period		96,417	83,704
Recognized under share-based compensation plans	13	13,715	12,668
Reduction of stated capital	12	1,000,000	-
Exercise of Legacy RSUs and Legacy Options		(5,741)	(1,254)
Balance, end of period		1,104,391	95,118

Deficit
Balance, beginning of period		(5,652)	(230,752)
Net (loss) profit		(109,004)	157,802
Balance, end of period		(114,656)	(72,950)

Total shareholders' equity, beginning of period		1,282,628	1,043,358
Total shareholders' equity, end of period		1,397,573	1,213,841

See accompanying notes to the interim condensed consolidated financial statements (unaudited).

3 | Hammerhead Energy Inc.	Financial Statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	Note	2023	2022	2023	2022
OPERATING ACTIVITIES
Net profit (loss)		3,912	67,251	(109,004)	157,802
Adjustments for non-cash items:
Unrealized loss (gain) on risk management contracts	17	20,882	(44,774)	11,496	(4,455)
Share-based compensation	13	2,732	1,055	9,980	8,942
Depletion, depreciation and impairment	5	59,720	35,802	167,295	108,766
Finance, non-cash	16	545	2,639	5,603	11,001
Unrealized loss on foreign exchange		3,525	3,530	13	5,916
Loss on warrant revaluation	10	42,794	10,824	58,014	10,688
Deferred income tax expense		10,445	-	44,348	-
Loss on debt repayment		-	218	-	218
Transaction costs, non-cash	4	-	-	5,793	-
Listing expense, non-cash	4	-	-	180,478	-
Settlement of decommissioning obligations	9	-	-	(54)	(123)
Realized foreign exchange (gain) loss on financing activities		(545)	5,168	(741)	5,168
Change in non-cash working capital	14	(21,963)	13,425	(59,778)	(8,699)
Net cash from operating activities		122,047	95,138	313,443	295,224

FINANCING ACTIVITIES
Drawdown of bank debt		72,500	82,000	205,010	129,500
Repayment of bank debt		(11,053)	(39,000)	(46,367)	(128,000)
Repayment of term debt	7	(83,721)	(78,621)	(83,721)	(78,621)
Debt transaction costs		-	(218)	-	(218)
Settlement of 2013 Warrants	4, 10	-	-	(168)	-
Purchase and cancellation of HEI Warrants	10	-	-	(17,267)	-
Redemption of Public Warrants	10	(7)	-	(7)	-
Proceeds from common shares issued		182	13	388	13
Payment of lease obligations	8	(298)	(260)	(879)	(767)
Net cash (used in) from financing activities		(22,397)	(36,086)	56,989	(78,093)

INVESTING ACTIVITIES
Additions to property, plant and equipment ("PP&E")	5	(109,581)	(77,332)	(377,289)	(210,207)
Proceeds from disposition	5	1,000	-	1,000	-
Net change in accounts payable related to the addition of PP&E	14	11,023	18,663	4,099	(12,390)
Net cash used in investing activities		(97,558)	(58,669)	(372,190)	(222,597)

Net change in cash		2,092	383	(1,758)	(5,466)
Cash, beginning of period		4,960	6,324	8,833	12,239
Foreign exchange revaluation		25	(117)	2	(183)
Cash, end of period		7,077	6,590	7,077	6,590

See accompanying notes to the interim condensed consolidated financial statements (unaudited).

4 | Hammerhead Energy Inc.	Financial Statements

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As at and for the three and nine months ended September 30, 2023 and 2022.

1. REPORTING ENTITY

Hammerhead Energy Inc. ("HEI", "Hammerhead", or the "Company") was incorporated in Alberta on September 1, 2022. Refer to note 4 Business Combination with Decarbonization Plus Acquisition Corporation IV ("DCRD") for additional information on the amalgamation of HEI on February 23, 2023. These unaudited interim condensed consolidated financial statements (the "Interim Financial Statements") are comprised of the accounts of HEI and its wholly owned subsidiary, Hammerhead Resources ULC. Prior period amounts are those of Hammerhead Resources Inc., which continued as the operating entity, Hammerhead Resources ULC, following the amalgamation. Refer to note 5, Property Plant and Equipment for additional information on the sale of wholly owned subsidiaries Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership during the period. Refer to note 20, Subsequent Event, for additional information regarding the November 6, 2023 announcement that Hammerhead entered into a definitive agreement with Crescent Point Energy Corp.

HEI is an oil and natural gas exploration, development and production company. HEI's reserves, producing properties and exploration prospects are located in the Deep Basin of West Central Alberta where it is developing multi-zone, liquids-rich oil and gas plays. The Company conducts certain of its operating activities jointly with others through unincorporated joint arrangements and these Interim Financial Statements reflect only the Company's share of assets, liabilities, revenues and expenses under these arrangements. The Company conducts all of its principal business in one reportable segment.

The Company is controlled by Riverstone Holdings LLC ("Riverstone"). The Company's head office is located at Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1.

2. BASIS OF PRESENTATION

(a) Statement of compliance

The Interim Financial Statements were approved and authorized for issue by the Company's Board of Directors on November 6, 2023. The Interim Financial Statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting using accounting polices consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Interim Financial Statements should be read in conjunction with the audited annual consolidated financial statements of Hammerhead Resources Inc., as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 and the notes thereto (the "Annual Financial Statements"). Hammerhead Resources Inc. was amalgamated to form Hammerhead Resources ULC, which continues as the operating entity of HEI following the business combination with DCRD described in note 4. The Interim Financial Statements have been prepared on a basis consistent with the accounting, estimation and valuation policies described in the Annual Financial Statements. Certain information and disclosures normally required to be included in the notes to the Annual Financial Statements prepared in accordance with IFRS have been condensed or omitted in the Interim Financial Statements.

(b) Basis of measurement

The Interim Financial Statements have been prepared on a historical cost basis except for the warrant liability (note 10) and the risk management contracts (note 17), which are measured at fair value.

(c) Functional and presentation currency

The Interim Financial Statements are presented in Canadian dollars ("Cdn$"), which is also the Company's functional currency. All references to US$ or USD are to United States dollars.

(d) Use of estimates and judgements

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

5 | Hammerhead Energy Inc.	Notes to Financial Statements

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies are outlined in the Annual Financial Statements.

3. CHANGES IN ACCOUNTING STANDARDS

Effective for periods beginning on or after January 1, 2023, the International Accounting Standard Board has published a new standard, IFRS 17 Insurance Contracts, as well as amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors; IAS 12 Income Taxes; and IAS 1 Presentation of Financial Statements. The Company has adopted this standard and these amendments and determined no significant impact to the Company's Interim Financial Statements.

4. BUSINESS COMBINATION WITH DECARBONIZATION PLUS ACQUISITION CORPORATION IV ("DCRD")

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with DCRD, an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective securityholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. ("HEI"). Also pursuant to the plan of arrangement, Hammerhead Resources Inc. ("HHR") amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI.

HEI Class A Common Shares ("HEI Common Shares") are traded on the Nasdaq Stock Market LLC ("NASDAQ") and the Toronto Stock Exchange ("TSX") under the symbol "HHRS". Warrants to purchase HEI Common Shares ("HEI Warrants") were traded on the NASDAQ and TSX prior to their redemption (note 10).

As a result of the business combination with DCRD, the following occurred:

• HHR's approximately 392.6 million common shares were exchanged for approximately 25.1 million HEI Common Shares,

• HHR's approximately 500.9 million preferred shares were exchanged for approximately 56.1 million HEI Common Shares,

• HHR's approximately 35.0 million 2020 Warrants were exchanged for approximately 1.6 million HEI Common Shares,

• HHR's approximately 6.0 million 2013 Warrants were settled for a cash payment of $0.028 per warrant, totaling approximately $0.2 million,

• HHR's limited recourse loans under the long-term retention program of approximately $5.8 million were terminated,

• DCRD's approximately 8.0 million common shares were exchanged for approximately 8.0 million HEI Common Shares,

• DCRD's approximately 28.5 million warrants to purchase DCRD common shares were exchanged for approximately 28.5 million HEI Warrants,

• HHR's approximately 10.5 million options were exchanged for approximately 0.7 million options to purchase HEI Common Shares ("Legacy Options"), and

• HHR's approximately 83.4 million restricted shares units were exchanged for approximately 5.3 million restricted share units to acquire HEI Common Shares ("Legacy RSUs")

HEI issued a total of 90,778,275 HEI Common Shares, 28,549,991 HEI Warrants, 5,329,938 Legacy RSUs and 671,539 Legacy Options to the former securityholders of HHR and DCRD in connection with the business combination.

The transaction is a business combination under common control and applies IFRS 2 Share Based Payment as DCRD does not meet the definition of a business under IFRS 3 Business Combinations. On closing, the Company accounted for the fair value of the HEI Common Shares issued to DCRD shareholders at the market price of DCRD's publicly traded common shares on February 23, 2023. The total fair value of the HEI Common Shares issued to DCRD shareholders was $109.6 million. As part of the amalgamation, HEI acquired cash, prepaid expenses, accounts payable, related party payables and warrant liabilities. The fair value of the HEI Common Shares issued to DCRD shareholders less the sum of the net liabilities acquired was accounted for as listing expense.

6 | Hammerhead Energy Inc.	Notes to Financial Statements

The following table reconciles the elements of the business combination with DCRD:

(Cdn$ thousands)	Amalgamation under IFRS 2
Total fair value of consideration
8,032,671 shares at US$10.07 per common share (US$80.9 million)	109,597

less the following
Cash	156
Prepaid expenses	3,705
Less: Accounts payable	(24,179)
Less: Due to related parties	(18,457)
Less: Warrant liabilities [1]	(32,106)
Total listing expense	180,478

1 Warrant liabilities included Public and Private Placement HEI Warrants. See note 10 for additional information.

The listing expense is presented in the interim condensed consolidated statements of profit (loss) and comprehensive profit (loss). The amounts due to related parties included $9.5 million due to HEI that was eliminated upon closing and $8.9 million due to Riverstone. All related party payable balances were settled as at March 31, 2023.

For the three and nine months ended September 30, 2023, the Company expensed nil and $9.1 million, respectively, in transaction costs (three and nine months ended September 30, 2022 - $16.0 million).

5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

The following table reconciles movements of PP&E during the period:

(Cdn$ thousands)	Development and Production Assets	Corporate Assets	Right-of-Use Assets	Total
PP&E, at cost:
Balance - December 31, 2021	2,123,153	10,926	6,411	2,140,490
Additions	379,220	1,857	1,451	382,528
Balance - December 31, 2022	2,502,373	12,783	7,862	2,523,018
Additions	378,324	2,476	-	380,800
Disposition	(898)	-	-	(898)
Balance - September 30, 2023	2,879,799	15,259	7,862	2,902,920

Accumulated depletion, depreciation and impairment
Balance - December 31, 2021	721,852	7,588	2,211	731,651
Depletion and depreciation	144,133	1,982	1,053	147,168
Balance - December 31, 2022	865,985	9,570	3,264	878,819
Depletion, depreciation and impairment	164,702	1,652	941	167,295
Balance - September 30, 2023	1,030,687	11,222	4,205	1,046,114

Net book value - December 31, 2022	1,636,388	3,213	4,598	1,644,199
Net book value - September 30, 2023	1,849,112	4,037	3,657	1,856,806

At September 30, 2023, an estimated $2.5 billion in future development costs associated with the proved plus probable undeveloped reserves were included in the calculation of depletion (December 31, 2022 - $2.8 billion).

7 | Hammerhead Energy Inc.	Notes to Financial Statements

(a) Capitalization of general and administrative and share-based compensation expenses

During the nine months ended September 30, 2023, $4.5 million (year ended December 31, 2022 - $5.1 million) of directly attributable general and administrative expenses and $3.7 million (year ended December 31, 2022 - $4.1 million) of share-based compensation expenses were capitalized to PP&E assets. These amounts directly related to development activities conducted during the period.

(b) Impairment and sale of Prairie Lights Power project

At September 30, 2023 and December 31, 2022, the Company assessed its production and development assets for indicators of impairment and none were noted.

In the second quarter of 2023, the Company discontinued its Prairie Lights Power project, which indicated a change in expected use and therefore impairment of the asset. The fair value less costs of disposal was estimated at $1.0 million and an impairment of $6.8 million was recorded in profit (loss). The Company's investment in Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership was sold during the quarter for proceeds of $1.0 million. No gain or loss was recorded on the disposition.

6. BANK DEBT

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Syndicated facility [1]	323,194	164,800
Operating facility	15,000	15,000
Total bank debt outstanding	338,194	179,800

1 Included in the syndicated facility is a draw of US$24.7 million. As at September 30, 2023, the US$ draw was translated to Cdn$33.4 million.

The Company's bank debt is held in a credit facility with a syndicate of lenders. Under the credit facility, determination of the borrowing base is made by the lenders at their sole discretion, and is subject to re-determinations semiannually. On September 27, 2023, the second semiannual re-determination was completed and the Company's credit facility was increased to $450.0 million, consisting of a $430.0 million revolving syndicated facility and a $20.0 million operating facility. The maturity date was extended to May 31, 2025, following the repayment of all outstanding term debt (note 7).

As at September 30, 2023, Hammerhead was compliant with all covenants and cross default clauses stated in the credit facility agreement. Covenants include reporting requirements and limitations on excess cash, indebtedness, equity issuances, acquisitions, dispositions, hedging, encumbrances, asset retirement obligations, as well as other standard business operating covenants. The Company is not subject to financial covenants. The lenders have first lien on all of the assets held by the Company and its subsidiaries.

Amounts borrowed under the credit facility bear interest based on the referenced Canadian prime lending rate or the bankers' acceptance rate in effect, at the Company's option, plus an applicable margin or fee, respectively. The applicable rate is determined by the ratio of first lien indebtedness to earnings before interest, taxes, depreciation, depletion and impairment. The credit facility also includes standby fees on balances not drawn.

The following ranges are the applicable prime margin, bankers' acceptance and standby fees:

	Margin on Canadian Prime Rate	Bankers' Acceptance Fee	Standby Fee
Credit facility	1.75% - 5.25%	2.75% - 6.25%	0.69% - 1.56%

Export Development Canada ("EDC") Facility

The Company has a $25.0 million unsecured letter of credit facility under EDC's Account Performance Security Guarantee program. As at September 30, 2023, the Company's Canadian dollar denominated letters of credit issued totaled $14.3 million (December 31, 2022 - $13.8 million) and US dollar denominated letters of credit issued totaled US$0.7 million as at September 30, 2023 (Cdn$1.0 million) and December 31, 2022 (Cdn$0.9 million).

8 | Hammerhead Energy Inc.	Notes to Financial Statements

7. TERM DEBT

On September 28, 2023, the Company redeemed and extinguished all outstanding term debt at par value, including accumulated paid-in-kind interest, for a payment equal to the carrying value of $83.7 million (December 31, 2022 - $78.9 million).

Following the redemption and extinguishment, a $0.3 million cumulative unrealized foreign exchange gain was reclassified as a realized foreign exchange gain. This gain was combined with a $2.4 million realized foreign exchange gain from the settlement of a foreign exchange currency hedge entered into during the period.

8. LEASE OBLIGATIONS

The Company incurs lease payments related to office facilities in Calgary and Grande Prairie, as well as leased equipment for operations. The Company has recognized lease liabilities measured at the present value of the remaining lease payments using an incremental borrowing rate for the Calgary and Grande Prairie offices of 4.6% and 7.0%, respectively. The incremental borrowing rate for the leased equipment was 4.7%.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Balance, beginning of period	5,125	4,957
Additions and modifications	-	1,451
Interest expense	174	257
Lease payments	(1,053)	(1,540)
Balance, end of period	4,246	5,125

Current portion	1,229	1,180
Long-term portion	3,017	3,945

Property taxes associated with the above leases are classified as variable payments not linked to an index. Such items are charged to operating expense and general and administrative expense in the interim condensed consolidated statements of profit (loss) and comprehensive profit (loss) and are immaterial for further disclosure.

9. DECOMMISSIONING OBLIGATIONS

Decommissioning obligations arise as a result of the Company's net ownership interests in petroleum and natural gas assets including well sites, processing facilities and infrastructure. The following table reconciles the changes in the decommissioning obligation:

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Balance, beginning of period	23,115	29,569
Obligations incurred	2,190	2,963
Settlements [1]	(54)	(123)
Change in rates	-	(9,948)
Change in estimates	(2,414)	73
Accretion of decommissioning obligations [2]	529	581
Balance, end of period	23,366	23,115

1 For the period ended December 31, 2022, all obligations were indirectly settled through a government subsidy, whereby third party service providers were reimbursed on behalf of HEI.

2 Accretion of the decommissioning obligation due to the passage of time is presented within finance expense in the interim condensed consolidated statements of profit (loss) and comprehensive profit (loss). See note 16.

At September 30, 2023, key assumptions for the carrying amount of the decommissioning obligations include a risk free rate of 3.3% and an inflation rate of 2.1% (December 31, 2022 - 3.3% and 2.1%, respectively). As at September 30, 2023, the undiscounted and uninflated amount of the estimated cash flows required to settle the obligation is $33.4 million (December 31, 2022 - $30.2 million), which is estimated to be incurred within the next 36 years.

9 | Hammerhead Energy Inc.	Notes to Financial Statements

10. WARRANT LIABILITY

DCRD Business Combination

Upon close of the business combination with DCRD (note 4) in Q1 2023, 6.0 million 2013 Warrants were settled for a cash payment of $0.028 per warrant and 35.0 million 2020 Warrants were exercised on a cashless basis and converted to HEI Common Shares. The Company also assumed 28.5 million public and private warrants ("Public Warrants" and "Private Placement Warrants", collectively "HEI Warrants") in connection with the business combination.

HEI Warrant Purchase and Cancellation

On June 2, 2023, the Company completed a substantial issuer bid (the "Offer") to purchase for cancellation up to 20,000,000 of its HEI Warrants at the purchase price of US$1.00 per HEI Warrant. Following the expiration of the Offer, 12,852,235 HEI Warrants, consisting of all 12,737,500 of the outstanding Private Placement Warrants held by an affiliate of Riverstone and an additional 114,735 of the Public Warrants, were purchased for cancellation by the Company. The Company funded the Offer by drawing on the existing credit facility.

HEI Warrant Redemption

On August 16, 2023, the Company issued a notice of redemption (the "Notice of Redemption") for all remaining HEI Warrants. The Notice of Redemption entitled the Company to redeem the outstanding HEI Warrants on September 15, 2023 (the "Redemption Date"), for a cash payment of US$0.10 per HEI Warrant. Prior to the Redemption Date, as per the terms and make-whole exercise contained in the agreement governing the terms of the HEI Warrants, holders of HEI Warrants were permitted to exercise their HEI Warrants on a cash basis for a payment of US$11.50 or exercise on a cashless basis in exchange for 0.296 HEI Common Shares per HEI Warrant. As a result, 301 HEI Warrants were exercised on a cash basis and 15,642,972 HEI Warrants were exercised on a cashless basis, resulting in the issuance of an aggregate of 4,630,591 HEI Common Shares. The remaining 54,483 HEI Warrants were redeemed for a cash payment of US$0.10 per HEI Warrant.

As of September 30, 2023, the Company has no outstanding warrants to purchase HEI Common Shares. The HEI Warrants no longer trade on the TSX or the NASDAQ.

HEI Warrant Valuation

The HEI Warrants each entitled their holders to purchase one common share at an exercise price of US$11.50 per HEI Common Share, which is variable in Cdn$. Accordingly, they were classified as a liability rather than equity as they did not meet the 'fixed for fixed' requirement.

The HEI Warrants were initially recorded at the fair value acquired through the DCRD business combination (note 4). The HEI Warrants were reassessed at the end of each reporting period with subsequent changes in fair value recognized through income as a non-cash item. HEI Warrant fair values were based on the trading price of the Public Warrants on the NASDAQ, which were quoted and observable market prices. For the HEI Warrants purchased and cancelled through the Offer, the fair value was determined as the Offer price on June 2, 2023, immediately prior to cancellation. For HEI Warrants exercised, the fair value was determined using the NASDAQ closing price of the HEI Common Shares on each share issuance date. For HEI Warrants redeemed, the fair value was determined as the consideration paid for redemption.

10 | Hammerhead Energy Inc.	Notes to Financial Statements

The change in fair value of all warrants during the period is summarized in the following table:

(Cdn$ thousands)	2020 Warrants	2013 Warrants	Public Warrants	Private Warrants	Total
Fair value at December 31, 2021	11,189	171	-	-	11,360
Change in fair value	10,614	(3)	-	-	10,611
Fair value at December 31, 2022 [1]	21,803	168	-	-	21,971
Exercise or settlement of warrants (note 4)	(21,684)	(168)	-	-	(21,852)
HEI warrants acquired (note 4)	-	-	17,782	14,324	32,106
Change in fair value	(119)	-	55,151	2,982	58,014
Foreign exchange revaluation	-	-	-	(193)	(193)
Purchase and cancellation of HEI Warrants	-	-	(154)	(17,113)	(17,267)
Exercise of HEI Warrants	-	-	(72,772)	-	(72,772)
Redemption of HEI Warrants	-	-	(7)	-	(7)
Fair value at September 30, 2023	-	-	-	-	-

1 At December 31, 2022, there were 6.0 million 2013 Warrants and 35.0 million 2020 Warrants outstanding.

11. EQUITY COMMITMENT

Upon the close of the business combination with DCRD (note 4), all of HHR's remaining equity commitments were terminated.

12. SHARE CAPITAL

Authorized

HEI is authorized to issue an unlimited number of HEI Common Shares and first preferred shares (the "First Preferred Shares") in an amount equal to not more than 20% of the number of issued and outstanding HEI Common Shares at the time of issuance of any First Preferred Shares.

Reduction in Stated Capital

On June 8, 2023, the Company's shareholders approved a reduction in stated capital of $1.0 billion, without any payment or distribution to the shareholders. As a result of the reduction in stated capital, $1.0 billion was added to contributed surplus.

(a) Common shares

Issued and Outstanding

The following table summarizes common shares issued and outstanding as at September 30, 2023:

	Number of Shares (000's)	Amount (Cdn$ thousands)
Balance, December 31, 2022	392,561	585,732
Common share transactions enacted per DCRD business combination [1]
Common shares converted	(392,561)	(585,732)
Issuance of new HEI Common Shares	25,085	585,732
Issuance for exchange of preferred shares	56,068	606,131
Issuance for exercise of 2020 Warrants	1,592	21,684
Issuance to DCRD shareholders	8,033	109,597
Long term retention program	-	5,793
Exercise of Legacy RSUs and Legacy Options	455	6,125
Reduction of stated capital	-	(1,000,000)
Issuance for exercise of HEI Warrants [2]	4,631	72,776
Balance, September 30, 2023	95,864	407,838

1 Upon the close of the business combination with DCRD (note 4), Hammerhead Energy Inc. issued 90.8 million HEI Common Shares to the shareholders of DCRD and HHR.

2 Includes proceeds for HEI Warrants exercised on a cash basis (note 10).

11 | Hammerhead Energy Inc.	Notes to Financial Statements

(b) Preferred shares

As of December 31, 2022, HHR had 500.9 million preferred shares outstanding at a carrying amount of $606.1 million. These shares were Series I through IV and VI though IX, first preferred shares issued in various years. Upon the close of the business combination with DCRD (note 4), the outstanding preferred shares were exchanged for 56.1 million common shares of HEI, with no change to the carrying amount of $606.1 million.

(c) Per share amounts

The Company uses the treasury stock method to determine the dilutive effect of Legacy Options, Legacy RSUs, Restricted Share Awards ("RSAs"), warrants and convertible preferred shares. Under this method, only "in-the-money" dilutive instruments impact the calculation of diluted profit (loss) per common share.

The following table outlines the adjustments made to net profit (loss), in computing the basic and diluted net profit (loss) per common share for the periods ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Basic
Net profit (loss) [1]	3,912	67,251	(109,004)	157,802
Effect of Series VII cumulative preferred share dividends [1,2]	-	(6,469)	(4,090)	(18,521)
Net profit (loss) attributable to ordinary equity holders - basic [1]	3,912	60,782	(113,094)	139,281

Diluted
Net profit (loss) [1]	3,912	60,782	(109,004)	139,281
Effect of Series VII cumulative preferred share dividends [1,2]	-	-	(4,090)	-
Net profit (loss) attributable to ordinary equity holders - diluted [1]	3,912	60,782	(113,094)	139,281

1 For the periods ended September 30, 2022, the Company's net profit and net profit attributable to ordinary shareholders, basic and diluted, refers to HHR.

2 For the nine months ended September 30, 2023, Series VII cumulative preferred share dividends have been incorporated up until the close of the business combination with DCRD (note 4).

In computing the diluted profit per common share for the three months ended September 30, 2023, the Company excluded the effect of all HEI Warrants and a nominal amount of RSAs as they were anti-dilutive. In computing the diluted profit per common share for the three months ended September 30, 2022, the Company excluded the effect of 1.8 million warrants and 3.7 million convertible preferred shares as they were anti-dilutive.

In computing the diluted loss per common share for the nine months ended September 30, 2023, the Company excluded the effect of all Legacy Options, Legacy RSUs, RSAs and warrants as they were anti-dilutive. In computing the diluted profit per common share for the nine months ended September 30, 2022, the Company excluded the effect of 1.8 million warrants, 3.6 million convertible preferred shares and a nominal amount of Legacy RSUs as they were anti-dilutive.

The following table outlines the weighted average number of common shares outstanding used in the calculation of basic and diluted net profit (loss) per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
Number of shares (000's)	2023	2022	2023	2022
Weighted average common shares outstanding, basic [1]	92,134	25,069	78,307	25,020
Effect of convertible preferred shares	-	31,971	-	31,971
Effect of Legacy Options, Legacy RSUs and RSAs	6,298	4,800	-	4,182
Weighted average common shares outstanding, diluted [1]	98,432	61,840	78,307	61,173

1 For the periods ended September 30, 2022, the Company's weighted average common shares outstanding, basic and diluted refers to HHR, and has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD (note 4).

12 | Hammerhead Energy Inc.	Notes to Financial Statements

13. SHARE-BASED COMPENSATION

The Company has an Equity Incentive Award Plan for officers and employees which provides for the granting of RSAs and Performance Share Awards. The Company also has a Legacy Share Award plan under which the Legacy Options and Legacy RSUs were previously granted. The maximum number of total common shares reserved for issuance under both plans is ten percent of common shares outstanding.

Restricted Share Awards

RSAs are awarded to officers and employees from time to time. Following exercise, RSAs are settled through the issuance of one common share of the Company from treasury. Each RSA vests within three years of the grant date, typically in one-third increments, and has a maximum term of five years to expiry.

Share based compensation expense is calculated by reference to the fair value of the awards granted and is determined at the grant date using the 5-day weighted average closing price of the Company's common shares as traded on the TSX in Canadian dollars.

The following table summarizes information regarding RSAs outstanding at September 30, 2023:

Number of RSAs (000's)
Granted	1,991
Forfeited	(46)
Balance at September 30, 2023	1,945

Exercisable at September 30, 2023	-

Legacy Options

Following the DCRD business combination (note 4), HHR's stock options were exchanged for HEI Legacy Options. Legacy Options to acquire common shares were granted to officers and employees from time to time under the Company's Legacy Stock Option plan. Options granted under this plan are to be settled through the issuance of new common shares of the Company and have a maximum term of ten years to expiry. Following the close of the business combination with DCRD (note 4), each Legacy Option granted permits the holder to purchase one common share of the Company for $7.83 per share.

The following table summarizes information regarding Legacy Options outstanding at September 30, 2023:

Number of Options (000's)
Issued February 23, 2023	672
Exercised	(41)
Balance at September 30, 2023	631

Exercisable at September 30, 2023	631

Legacy RSUs

Following the DCRD business combination (note 4), HHR's RSUs were exchanged for HEI Legacy RSUs. Under the Company's Legacy RSU plan, they were awarded to officers and employees from time to time. The Legacy RSUs granted under this plan are to be settled through the issuance of common shares of the Company and have a maximum term of five years to expiry. Following the close of the business combination with DCRD (note 4), each Legacy RSU granted permits the holder to purchase one common share of the Company for $0.16 per share.

13 | Hammerhead Energy Inc.	Notes to Financial Statements

The following table summarizes information regarding Legacy RSUs outstanding at September 30, 2023:

Number of RSUs (000's)
Issued February 23, 2023	5,330
Exercised	(415)
Balance at September 30, 2023	4,915

Exercisable at September 30, 2023	4,915

Long-Term Retention Program

Upon the close of the business combination with DCRD (note 4), the loans under the long-term retention program were terminated. The loss on the loans was recognized in transaction costs in the interim condensed consolidated statements of profit (loss) and comprehensive profit (loss). Total value of the loans outstanding as of February 23, 2023 was $5.8 million.

Share-Based Compensation Expense

The total fair value associated with RSAs, Legacy Options, and Legacy RSUs is recognized over the service period using cliff or graded vesting, resulting in share-based compensation expense as outlined in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Total share-based compensation expense	3,825	1,441	13,715	12,668
Capitalized to development and production assets	(1,093)	(386)	(3,735)	(3,726)
Share-based compensation expense [1]	2,732	1,055	9,980	8,942

1 Upon the close of the business combination with DCRD (note 4), all Legacy Options and Legacy RSUs vested, resulting in net share-based compensation expense of $4.4 million for the nine months ended September 30, 2023.

14. SUPPLEMENTAL INFORMATION

Cash Flow Presentation

Changes in non-cash working capital and cash interest transactions are summarized in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Source (use) of cash:
Accounts receivable	(33,828)	15,555	(3,664)	(14,966)
Prepaid expenses and deposits	1,906	1,070	(6,435)	(611)
Accounts payable and accrued liabilities	21,084	15,463	(6,703)	(5,512)
Non-cash working capital acquired (note 4)	-	-	(38,775)	-
Non-cash working capital disposed (note 5)	(102)	-	(102)	-
	(10,940)	32,088	(55,679)	(21,089)
Relating to:
Related to operating activities	(21,963)	13,425	(59,778)	(8,699)
Related to investing activities	11,023	18,663	4,099	(12,390)
	(10,940)	32,088	(55,679)	(21,089)

Other:
Interest paid	8,939	3,081	18,809	6,649
Interest received	1	6	1	13

14 | Hammerhead Energy Inc.	Notes to Financial Statements

15. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company's revenue from contracts with customers consists of crude oil, natural gas and natural gas liquids sales and treating, processing and gathering income.

Hammerhead's crude oil and field condensate, natural gas and natural gas liquids are generally sold under variable price contracts. The transaction price for variable priced contracts is based on the commodity market price, adjusted for quality, location or other factors. Hammerhead is required to deliver nominated volumes of crude oil and field condensate, natural gas and natural gas liquids to the contract counterparty. Each barrel equivalent of commodity delivered is considered to be a distinct performance obligation. The amount of revenue recognized is based on the agreed transaction price and is recognized as performance obligations are satisfied, therefore resulting in revenue recognition in the same month as delivery. Revenues are typically collected on the 25th day of the month following production.

Treating and processing and gathering fees charged to third parties are generally sold under multi-year contracts at fixed fees that vary by volume.

The following table presents the Company's revenue from contracts with customers, disaggregated by revenue source:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Crude oil and field condensate	165,768	100,118	415,324	328,212
Natural gas	42,217	80,307	137,415	231,106
Natural gas liquids ("NGL")	26,105	26,093	69,477	86,650
Total oil and gas revenue	234,090	206,518	622,216	645,968
Treating, processing and gathering	222	369	739	1,105
Total revenue from contracts with customers	234,312	206,887	622,955	647,073

Included in accounts receivable at September 30, 2023 was $87.7 million (September 30, 2022 - $62.3 million) of accrued oil and natural gas sales, which was collected subsequent to quarter end.

HEI has applied the practical expedient to recognize revenue in the amount to which the Company has the right to invoice. As such, no disclosure is included relating to the amount of transaction price allocated to remaining performance obligations and when these amounts are expected to be recognized as revenue.

16. FINANCE EXPENSE

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Interest on term debt - cash	2,253	1,785	2,253	1,785
Interest on term debt - PIK	362	2,478	5,074	10,586
Total interest on term debt	2,615	4,263	7,327	12,371
Interest and fees on bank debt	7,193	1,721	17,270	5,143
Interest on lease obligation	54	55	174	175
Interest on EDC facility - letters of credit	-	21	140	46
Accretion of decommissioning obligations	183	161	529	415
Total finance expense	10,045	6,221	25,440	18,150

15 | Hammerhead Energy Inc.	Notes to Financial Statements

17. FINANCIAL INSTRUMENTS, FAIR VALUES AND RISK MANAGEMENT

(a) Fair values of financial instruments

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the observable inputs used in making the measurements. The fair value hierarchy has the following levels:

• Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

• Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in level 2 are either directly or indirectly observable as of the reporting date.

• Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular observable input to the fair value measurement requires judgement and may affect the placement within the fair value hierarchy. The Company has estimated the fair value amounts using appropriate valuation methodologies and information available to management as of the valuation dates. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

• Cash, accounts receivable, accounts payable and accrued liabilities - The carrying amounts approximate fair value due to the short-term maturity of these instruments.

• Bank debt and term debt - The bank debt and term debt are valued at amortized cost. The amortized costs approximates the fair value of both the bank debt and term debt.

• Risk management contracts - The fair value of the risk management contracts are a level 2 in the fair value hierarchy. Risk management contracts are valued using valuation techniques with observable market inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations and third-party option valuation models. The models incorporate various inputs including the foreign exchange spot and forward rates, and forward rate curves and volatilities of the underlying commodity.

• Warrant liability - The fair value of the warrant liability was classified as level 1. Inputs to the change in fair value are disclosed in note 10.

During the nine months ended September 30, 2023 and 2022, there were no transfers of any financial assets or liabilities between levels.

(b) Risk management

The Company's activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities such as:

• Credit risk

• Liquidity risk

• Market risk

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's accounts receivable from joint operators and oil and gas marketers.

Risk management contracts

HEI's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty, where the currency and timing of settlement are the same. The following is a summary of HEI's financial assets and financial liabilities and associated amounts subject to offsetting at September 30, 2023 and December 31, 2022. The net asset amounts represent the maximum exposure to credit risk for risk management contracts at each reporting date.

16 | Hammerhead Energy Inc.	Notes to Financial Statements

September 30, 2023	Gross Assets (Liabilities)	Amount Offset Assets (Liabilities)	Net Amount Presented
(Cdn$ thousands)
Current:
Risk management contract assets	8,299	(3,155)	5,144
Risk management contract liabilities	(7,789)	3,155	(4,634)
Net asset	510	-	510

December 31, 2022	Gross Assets (Liabilities)	Amount Offset Assets (Liabilities)	Net Amount Presented
(Cdn$ thousands)
Current:
Risk management contract assets	28,356	(9,063)	19,293
Risk management contract liabilities	(16,349)	9,063	(7,286)
Net asset	12,007	-	12,007

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company addresses its liquidity risk through its capital management of cash, working capital, credit facility capacity, and equity issuances along with its planned capital expenditure program. At September 30, 2023, the Company had $111.8 million of borrowing capacity under the credit facility.

In the next twelve months, HEI's credit facility will undergo two borrowing base redeterminations. The Company has determined that its current financial obligations, including current commitments (note 19), are adequately funded from the available borrowing capacity and from funds derived from operations. However, any reduction in the borrowing base could result in a material impact to HEI's liquidity. Management believes that future funds generated from operations and available borrowing capacity will be sufficient to settle HEI's financial liabilities.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company's income or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

Commodity Price Risk

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted not only by the relationship between Canadian and United States dollars but also worldwide economic events that influence supply and demand.

HEI enters into risk management contracts to manage its exposure to commodity price fluctuations, which have served to protect and provide certainty on a portion of the Company's cash flows.

The following tables list the fair value of all outstanding risk management contracts by commodity type:

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Crude oil	(5,082)	(5,801)
Natural gas	5,592	17,808
Total net asset	510	12,007

17 | Hammerhead Energy Inc.	Notes to Financial Statements

The following table summarizes commodity risk management contracts outstanding as at September 30, 2023:

Remaining Term	Reference	Total Daily Volume (bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Oct 1, 2023 - Dec 31, 2023	US$ WTI	8,600	84.80
Jan 1, 2024 - Mar 31, 2024	US$ WTI	10,050	82.44

Remaining Term	Reference	Total Daily Volume (MMbtu/d)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Oct 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	30,000	(1.48)

Natural Gas Collar
Oct 1, 2023 - Dec 31, 2023	US$ NYMEX	30,000	5.00 - 9.80

The following tables show the breakdown of realized and unrealized gains and losses recognized by commodity type:

Three Months Ended September 30, 2023	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized (loss) gain on risk management contracts	(8,349)	13,972	-	5,623
Unrealized loss on risk management contracts	(7,479)	(13,403)	-	(20,882)
(Loss) gain on risk management contracts	(15,828)	569	-	(15,259)

Three Months Ended September 30, 2022	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized loss on risk management contracts	(9,552)	(15,914)	(2,841)	(28,307)
Unrealized gain on risk management contracts	35,363	4,766	4,645	44,774
Gain (loss) on risk management contracts	25,811	(11,148)	1,804	16,467

Nine Months Ended September 30, 2023	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized (loss) gain on risk management contracts	(6,215)	30,771	2	24,558
Unrealized gain (loss) on risk management contracts	719	(12,215)	-	(11,496)
(Loss) gain on risk management contracts	(5,496)	18,556	2	13,062

Nine Months Ended September 30, 2022	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized loss on risk management contracts	(46,969)	(36,642)	(9,964)	(93,575)
Unrealized gain (loss) on risk management contracts	11,042	(14,202)	7,615	4,455
Loss on risk management contracts	(35,927)	(50,844)	(2,349)	(89,120)

The Company's operational results and financial condition are largely dependent on the commodity price received for its oil and natural gas production. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic and geopolitical factors.

18 | Hammerhead Energy Inc.	Notes to Financial Statements

(c) Capital management

Hammerhead's objective when managing capital is to maintain a flexible capital structure and sufficient liquidity to meet its financial obligations and to execute its business plans. The Company considers its capital structure to include shareholders' equity, the funds available under outstanding debt agreements, funds from operations and adjusted working capital. Modifications to Hammerhead's capital structure can be accomplished through issuing HEI Common Shares and First Preferred Shares, issuing new debt, adjusting capital spending and acquiring or disposing of assets, though there is no certainty that any of these additional sources of capital would be available if required.

Hammerhead's short-term capital management objective is to fund its capital expenditures primarily through funds from operations. Long-term value creation activities may be financed with a combination of funds from operations and other sources of capital. Annualized adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations. Annualized adjusted EBITDA is not a standardized measure and therefore may not be comparable with the calculation of similar measures by other entities.

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022
Net profit and comprehensive profit before income taxes	14,357	67,251
Add (deduct):
Unrealized loss (gain) on risk management contracts	20,882	(44,774)
Transaction costs	-	16,021
Share-based compensation	2,732	1,055
Depletion and depreciation	59,720	35,802
Finance expense	10,045	6,221
Loss on foreign exchange	522	5,570
Loss on warrant revaluation	42,794	10,824
Loss on debt repayment	-	218
Other income	(192)	(380)
Adjusted EBITDA	150,860	97,808
Annualized adjusted EBITDA	603,440	391,232

Previously, working capital was computed including risk management contracts, the current portion of lease obligations and current bank debt. As at September 30, 2023 and December 31, 2022 adjusted working capital has been computed excluding these items. The current presentation of adjusted working capital is aligned with measures used by Management to monitor its liquidity for use in budgeting and capital management decisions. Net debt is used to assess and monitor liquidity at a point in time, while net debt to annualized adjusted EBITDA assists the Company in monitoring its capital structure and financing requirements. Net debt and net debt to annualized adjusted EBITDA are not standardized measures and therefore may not be comparable with the calculation of similar measures by other entities.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Cash	(7,077)	(8,833)
Accounts receivable	(92,899)	(89,235)
Prepaid expenses and deposits	(10,999)	(4,564)
Accounts payable and accrued liabilities	128,844	135,547
Adjusted working capital deficit	17,869	32,915

Bank debt	338,194	179,800
Term debt	-	78,932
Net debt	356,063	291,647
Annualized adjusted EBITDA	603,440	391,232
Net debt to annualized adjusted EBITDA	0.6	0.7

19 | Hammerhead Energy Inc.	Notes to Financial Statements

18. RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

During the period, the Company completed related party transactions with its controlling shareholder, Riverstone. The Company purchased for cancellation 12,737,500 HEI Warrants from R5 HHR FS Holdings LLC, an affiliate of Riverstone. The Company also completed a plan of arrangement pursuant to a business combination involving DCRD and Riverstone, and incurred $9.2 million in expenses due to Riverstone as part of the liabilities acquired. Refer to note 10, Warrant Liability and note 4, Business Combination with DCRD for additional information. As of September 30, 2023, the Company does not have any outstanding payables due to Riverstone.

Upon close of the business combination with DCRD, the Company terminated $5.6 million in limited recourse loans previously advanced to key management personnel.

The Company also paid $1.2 million in annual compensation and expense reimbursement to members of the Board of Directors during the period.

19. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. Commitments include short-term drilling rig contracts, operating costs for office leases, and firm transportation and processing agreements. Although transportation and processing commitments are required to ensure access to sales markets, the Company actively manages the commitment portfolio to ensure firm commitment levels are in line with future development plans and diversified to multiple sales markets. The Company's firm transportation and processing agreements are terminable in very limited circumstances. If the Company does not meet the commitments with produced volumes, it will be obligated to pay the commitment.

Contractual obligations are comprised of liabilities to third parties incurred for the purpose of managing the Company's capital structure, the liability portion of office building leases, risk management contracts, and decommissioning obligations. HEI does not have guarantees or off-balance sheet arrangements other than as disclosed.

The following table is a summary of the Company's commitments and contractual obligations as at September 30, 2023:

(Cdn$ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Firm transportation and processing	118,384	242,019	202,029	318,820	881,252
Office buildings [1]	881	1,632	1,020	-	3,533
Drilling services	270	-	-	-	270
Total commitments	119,535	243,651	203,049	318,820	885,055
Accounts payable and accrued liabilities	128,844	-	-	-	128,844
Bank indebtedness - principal [2]	-	338,194	-	-	338,194
Bank indebtedness - interest	29,313	19,237	-	-	48,550
Lease obligations [3]	1,407	2,055	1,187	-	4,649
Risk management contracts	4,634	-	-	-	4,634
Decommissioning obligations [3]	338	525	625	31,897	33,385
Total contractual obligations	164,536	360,011	1,812	31,897	558,256
Total future payments	284,071	603,662	204,861	350,717	1,443,311

1 Relates to non-lease components and non-indexed variable payments.

2 The Company's credit facility is subject to a semi-annual borrowing base review at the sole discretion of the lenders. See note 6 for additional information.

3 These values are undiscounted and will differ from the amounts presented elsewhere in the Interim Financial Statements.

20 | Hammerhead Energy Inc.	Notes to Financial Statements

20. SUBSEQUENT EVENT

Announced Corporate Transaction

On November 6, 2023, Hammerhead announced that it had entered into a definitive arrangement agreement with Crescent  Point Energy Corp. (“Crescent Point”) (TSX: CPG; NYSE: CPG) pursuant to which Crescent Point has agreed to acquire all of the  issued and outstanding Class A common shares of Hammerhead ("HEI Common Shares") for total consideration of Cdn$21.00  per HEI Common Share (the "Consideration"). The proposed transaction (the "Transaction") is to be completed by way of a plan  of arrangement under the Business Corporations Act (Alberta) and is expected to close in late December 2023.

Pursuant to the Transaction, each HEI Common Share will be exchanged for Cdn$15.50 of cash consideration and Cdn$5.50 in value in the form of common shares of Crescent Point, based on the offering price of the concurrent equity offering announced by Crescent Point.

Hammerhead will seek approval of the Transaction by its shareholders at a special meeting expected to be held in late December 2023 (the "Meeting"). The Transaction is also subject to customary closing conditions, including receipt of court approval, Hammerhead shareholder approval at the Meeting and customary regulatory and stock exchange approvals, including under the Competition Act (Canada). Upon closing of the Transaction, the HEI Common Shares will be de-listed from the TSX and NASDAQ.

21 | Hammerhead Energy Inc.	Notes to Financial Statements